UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Opiant Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

683750103

(CUSIP Number)

September 5, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683750103	13G

1	NAMES OF REPORTING PERSONS Valour Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 160,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 160,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.36%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	All shares of Common Stock held by Valour Fund, LLC may be deemed to be beneficially owned by The James Martin 21st Century Research Foundation, the sole member of Valour Fund, LLC.
(2)	Based on 2,822,665 shares of Common Stock outstanding as of August 3, 2018, as reported in the Issuer’s Form 10-Q filed on August 9, 2018.

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CUSIP No. 683750103	13G

1	NAMES OF REPORTING PERSONS The James Martin 21st Century Research Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 160,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 160,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.36%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	All shares of Common Stock beneficially owned by The James Martin 21st Century Research Foundation (the “Foundation”) may be deemed to be beneficially owned by Lillian Casey Martin and Helen Forrest, as Co-Trustees of the Foundation.
(2)	Based on 2,822,665 shares of Common Stock outstanding as of August 3, 2018, as reported in the Issuer’s Form 10-Q filed on August 9, 2018.

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CUSIP No. 683750103	13G

1	NAMES OF REPORTING PERSONS Lillian Casey Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 160,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 160,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.36%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	All shares of Common Stock beneficially owned by The James Martin 21st Century Research Foundation (the “Foundation”) may be deemed to be beneficially owned by Lillian Casey Martin and Helen Forrest, as Co-Trustees of the Foundation.
(2)	Based on 2,822,665 shares of Common Stock outstanding as of August 3, 2018, as reported in the Issuer’s Form 10-Q filed on August 9, 2018.

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CUSIP No. 683750103	13G

1	NAMES OF REPORTING PERSONS Helen Forrest
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 160,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 160,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.36%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	All shares of Common Stock beneficially owned by The James Martin 21st Century Research Foundation (the “Foundation”) may be deemed to be beneficially owned by Lillian Casey Martin and Helen Forrest, as Co-Trustees of the Foundation.
(2)	Based on 2,822,665 shares of Common Stock outstanding as of August 3, 2018, as reported in the Issuer’s Form 10-Q filed on August 9, 2018.

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Item 1.

(a)	Name of Issuer: Opiant Pharmaceuticals, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 201 Santa Monica Boulevard, Suite 500, Santa Monica, CA 90401

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Valour Fund, LLC, a Delaware limited liability company (“Valour”), The James Martin 21st Century Research Foundation, a charitable trust formed under the laws of Bermuda (the “Foundation”), Lillian Casey Martin, an individual, and Helen Forrest, an individual (each, a “Reporting Person” and collectively, the “Reporting Persons”) with respect to 160,000 shares of Common Stock of the Issuer owned directly by Valour.

The Foundation is the sole member of Valour. Lillian Casey Martin and Helen Forrest are co-trustees of the Foundation and may be deemed to have control over Valour. As a result of the foregoing, the Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”) with respect to their beneficial ownership of the shares of Common Stock reported herein. The Reporting Persons, however, expressly disclaim such status and declare that the filing of this Schedule 13G is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the beneficial owner of the shares of Common Stock held by any other Reporting Person. Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by any other Reporting Person. The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit A hereto, relating to the joint filing of this Schedule 13G in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address of Principal Business Office or, if none, Residence:

Valour - 250 West 55th Street, New York, New York 10019

The Foundation - Dallas Building, 7 Victoria Street, Hamilton HM11, Bermuda

Lillian Casey Martin - Dallas Building, 7 Victoria Street, Hamilton HM11, Bermuda

Helen Forrest - Dallas Building, 7 Victoria Street, Hamilton HM11, Bermuda

(c)	Citizenship:

The place of organization of Valour and the Foundation is set forth in Item 2(a) above. Lillian Casey Martin is a citizen of the United States and Helen Forrest is a citizen of the United Kingdom.

(d)	Title of Class of Securities: Common Stock, par value $0.001 per share.

(e)	CUSIP Number: 683750103

Item 3.

Not applicable.

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Item 4. Ownership:

The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below the Reporting Person certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2018

VALOUR FUND, LLC

By:	/s/ Thomas Richardson
Name: Thomas Richardson
Title: Manager

THE JAMES MARTIN 21ST CENTURY RESEARCH FOUNDATION

By:	/s/ Lillian Casey Martin
Name: Lillian Casey Martin
Title: Co-Trustee

By:	/s/ Helen Forrest
Name: Helen Forrest
Title: Co-Trustee

LILLIAN CASEY MARTIN

/s/ LILLIAN CASEY MARTIN

HELEN FORREST

/s/ HELEN FORREST

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Exhibit A

AGREEMENT

JOINT FILING OF SCHEDULE 13G

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning others, except to the extent that it knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the 14th day of September, 2018.

VALOUR FUND, LLC

By:	/s/ Thomas Richardson
Name: Thomas Richardson
Title: Manager

THE JAMES MARTIN 21ST CENTURY RESEARCH FOUNDATION

By:	/s/ Lillian Casey Martin
Name: Lillian Casey Martin
Title: Trustee

By:	/s/ Helen Forrest
Name: Helen Forrest
Title: Trustee

LILLIAN CASEY MARTIN

/s/ Lillian Casey Martin

HELEN FORREST

/s/ Helen Forrest

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